UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a bhpbilliton
resourcing the future
BHP Billiton Plc
Notice of General Meeting
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
Please read it straight away. If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should immediately consult your stockbroker, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your shares in BHP Billiton Plc, please send this document, together with accompanying documents, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Contents
General Meeting agenda 2
Notice of General Meeting 3
Explanatory Notes 4
Voting and participating 5
Accessing information on BHP Billiton 13
Shareholder information 14
Location of the General Meeting
Back cover
General Meeting agenda
WEDNESDAY, 6 MAY 2015
8.30am Registration opens
8.45am Tea and coffee
9.30am General Meeting commences simultaneously with the commencement of the BHP Billiton Limited General Meeting
Please refer to the back cover of this Notice of Meeting for further details on the location of the meeting, including the map, and the transport network options.
BHP Billiton Plc is a member of the BHP Billiton Group, which is headquartered in Australia.
Registered Office:
Neathouse Place, London SW1V 1LH.
Number 3196209, registered in England and Wales.
In this Notice, BHP Billiton Plc refers to the company listed on the London Stock Exchange and BHP Billiton Limited refers to the company listed on the Australian Securities Exchange. Each is a member of the BHP Billiton Group, which is headquartered in Australia. In this Notice, BHP Billiton Plc and BHP Billiton Limited together are referred to as BHP Billiton.
The Boards of BHP Billiton Plc and BHP Billiton Limited must be identical and operate as one. In this Notice, the Board of BHP Billiton Plc and the Board of BHP Billiton Limited are referred to as the Board.
2 BHP BILLITON PLC NOTICE OF GENERAL MEETING

Notice of General Meeting
Notice is given that a General Meeting of shareholders of BHP Billiton Plc will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, on Wednesday, 6 May 2015 at 9.30am (London time).
Unless indicated otherwise, terms used in this Notice of General Meeting have the same meaning as those defined in section 12 (Glossary) of the Shareholder Circular dated
16 March 2015 (Shareholder Circular).
Demerger Resolution
The following resolution is proposed as an ordinary resolution.
Demerger
To approve the proposed demerger of South32 from BHP Billiton, to be implemented through the Demerger Dividend in the manner more fully described in the Shareholder Circular which accompanies and forms part of this Notice of General Meeting.
BHP BILLITON PLC NOTICE OF GENERAL MEETING 3

Explanatory Notes
The Explanatory Notes that follow provide or refer to important information regarding the Demerger Resolution to be considered at the General Meeting.
Your vote is important. By voting, you are involved in the future of BHP Billiton.
Business
The Demerger Resolution is a joint electorate action. The voting procedure explained on pages 5 to 12 ensures that both BHP Billiton Plc and BHP Billiton Limited shareholders can vote on this matter.
The meeting will be held simultaneously with a General Meeting of shareholders of BHP Billiton Limited to consider a resolution in the same terms as the Demerger Resolution. The two meetings will be connected via videolink. Accordingly, shareholders attending the BHP Billiton Plc General Meeting will be able to hear and see the proceedings of the BHP Billiton Limited General Meeting (and vice versa) and shareholders (and others) who speak at either meeting will be heard and seen at the other meeting.
Demerger
Information relating to the Demerger is set out in the Shareholder Circular.
The Board recommends you vote in favour of the Demerger Resolution. The Shareholder Circular provides further background in relation to the Board’s recommendation that you vote in favour of this resolution.
By order of the Board
Jane McAloon
Group Company Secretary
4 BHP BILLITON PLC NOTICE OF GENERAL MEETING

Voting and participating
Your vote is important. By voting, you are involved in the future of BHP Billiton.
Shareholders can vote by:
attending the meeting and voting in person; or
appointing an attorney or, in the case of corporate shareholders, a corporate representative, to attend and vote; or
appointing a proxy to attend and vote on their behalf.
There are also a number of ways you can participate in the General Meeting.
How are votes calculated under the Dual Listed Companies structure?
While not required by applicable law, BHP Billiton is nevertheless seeking shareholder approval for the Demerger. It is seeking this approval on a joint electorate basis. The BHP Billiton Plc General Meeting and the BHP Billiton Limited General Meeting will be conducted simultaneously and connected via videolink. Voting on a joint electorate matter works as follows:
if you vote at the BHP Billiton Plc General Meeting (to be held in London on Wednesday, 6 May 2015), an equivalent vote will be cast on the corresponding resolution at the BHP Billiton Limited General Meeting, which is being held simultaneously with the BHP Billiton Plc General Meeting;
if you vote at the BHP Billiton Limited General Meeting (to be held in Perth on Wednesday, 6 May 2015), your vote will be treated as though it was also cast on the corresponding resolution at the BHP Billiton Plc General Meeting, which is being held simultaneously with the BHP Billiton Limited General Meeting;
the resolution will only be passed if the votes cast in favour (after the votes of shareholders of both companies are added together) represent a majority of the votes cast.
The Demerger Resolution will be decided by way of a poll.
BHP BILLITON PLC NOTICE OF GENERAL MEETING 5

Voting and participating continued
Am I entitled to vote at the meeting?
In accordance with BHP Billiton Plc’s Articles of Association, only those ordinary shareholders entered on the register of ordinary shareholders of BHP Billiton Plc at 6.00pm (London time) on Monday, 4 May 2015, or in the event that the meeting is adjourned, on the register of ordinary shareholders of BHP Billiton Plc 48 hours before the time of any adjourned meeting, shall be entitled to vote at the meeting, in respect of the number of shares registered in their name at that time. Changes after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting or any adjourned meeting.
When should I arrive at the meeting venue?
You must register to vote at the General Meeting. In order to streamline registration, please arrive at the venue at least 30 minutes before the meeting commences.
I have a power of attorney from a shareholder - how can I attend and vote?
Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting, unless previously given to the Share Registrar.
I am a representative of a corporate shareholder - how can I attend and vote?
A shareholder that is a corporation may appoint one or more individuals to act as its representative(s) and to vote in person at the meeting, provided that, where more than one representative is appointed, they do not vote in relation to the same shares. The representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, unless previously given to the Share Registrar.
I hold American Depositary Shares (ADS) - can I attend and vote?
The main contact for ADS holders who do not hold their investment directly is the registered shareholder, custodian or broker, or whoever administers the investment on their behalf. ADS holders may deal with them in relation to any rights under agreement with them to be appointed as proxy and to attend, participate in and vote at the meeting.
6 BHP BILLITON PLC NOTICE OF GENERAL MEETING

I want to vote but I can’t attend the meeting - what should I do?
If you cannot attend, you can appoint the Chairman of the meeting or any other person as your proxy, to attend and vote on your behalf.
A proxy form accompanies this Notice of Meeting.
A shareholder entitled to attend and vote is entitled to appoint one or more proxies. A proxy need not be a shareholder and can be either an individual or a body corporate. Each proxy will have the right to vote on a poll and also to speak at the meeting. If a shareholder appoints more than one proxy to attend the meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by a shareholder. Further proxy forms are available by contacting the Share Registrar.
The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise.
If a proxy is not directed how to vote on the Demerger Resolution, the proxy may vote or withhold their vote on that resolution as they think fit. Should any resolution other than that specified in this Notice of Meeting be proposed at the meeting, a proxy may vote on that resolution as they think fit (unless otherwise directed by the shareholder).
If a proxy is instructed to withhold their vote on the Demerger Resolution, they are directed not to vote on the shareholder’s behalf on the poll and the shares that are the subject of the proxy appointment will not be counted in calculating the required majority.
Shareholders who return their proxy forms with a direction on how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, or does not vote on the resolution, the Chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. It is intended that proxy appointments in favour of the Chairman of the meeting, the secretary or any Director that do not contain a direction on how to vote will be used where possible to support the resolution proposed in this Notice of Meeting.
The proxy form must be signed by the shareholder or the shareholder’s attorney.
Proxies appointed by corporations must be executed in accordance with BHP Billiton Plc’s Articles of Association.
BHP BILLITON PLC NOTICE OF GENERAL MEETING 7

Voting and participating continued
I am a ‘nominated person’ – what can I do?
The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from BHP Billiton Plc in accordance with section 146 of the UK Companies Act 2006 (Companies Act) (nominated persons). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of the voting rights.
Nominated persons should also remember that their main point of contact in terms of their investment in BHP Billiton Plc remains the shareholder who nominated them to enjoy the information rights (or perhaps the custodian or broker who administers the investment on their behalf). Nominated persons should continue to contact that shareholder, custodian or broker (and not BHP Billiton Plc), regarding any changes or queries relating to their personal details and interest in BHP Billiton Plc (including any administrative matter). The only exception to this is where BHP Billiton Plc expressly requests a response from the nominated person.
By when do I have to submit my proxy appointment?
If you are a shareholder registered on the principal register in the United Kingdom, you must lodge your proxy by 9.30am (London time) on Monday, 4 May 2015. If you are a shareholder registered on the South African branch register, you must lodge your proxy by 10.30am (South African time) on Monday, 4 May 2015. Proxies lodged after this time will be invalid.
Where the appointment of a proxy is signed by the appointor’s attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Plc or its Share Registrar at the relevant address specified on the next page by 9.30am (London time) on Monday, 4 May 2015 or 10.30am (South African time) on Monday, 4 May 2015 for shareholders registered on the South African branch register.
Amended instructions must also be received by BHP Billiton Plc or its Share Registrar by the deadline for receipt of proxy.
8 BHP BILLITON PLC NOTICE OF GENERAL MEETING

How do I submit my proxy appointment?
You can lodge your proxy using any of the following methods:
Electronically by recording the proxy appointment and voting instructions via www.bhpbilliton.com or www.eproxyappointment.com. You can log in on a computer or by using the BHP Billiton Plc mobile voting service for smartphones. Only registered BHP Billiton shareholders may access this facility and will need the Control Number, their Shareholder Reference Number (SRN) and Personal Identification Number (PIN) (each as shown on the proxy form). Once you have entered your voting instructions electronically, you will be asked to confirm your voting selections. At this point, you can request an email confirmation of your vote. Once you press ‘submit’, you will be taken to a screen that confirms your details have been received and processed. If you do not see this confirmation screen, you should contact the Share Registrar.
> By hand delivery or post to one of the following addresses:
BHP Billiton Plc Registrar
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8AE
Postal Address (for proxy forms) –
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
United Kingdom
or
BHP Billiton Plc Register and Transfer Secretary
Computershare Investor Services (Pty) Limited
70 Marshall Street
Johannesburg 2001
Postal Address (for proxy forms) –
PO Box 61051
Marshalltown 2107
Holders of shares dematerialised into Strate should liaise promptly and directly with their
Central Securities Depository Participant (CSDP) or stockbroker.
BHP BILLITON PLC NOTICE OF GENERAL MEETING 9

I have already submitted my proxy appointment – can I still attend the meeting?
Yes, completion and return of a proxy form will not prevent you from attending the meeting and voting in person should you wish to do so.
I am a CREST member – can I use the CREST electronic proxy appointment service to vote?
Yes, CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instruction as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (CREST participant 3RA50) by 9.30am (London time) on Monday, 4 May 2015. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instruction to proxies appointed through CREST should be communicated to the appointee through other means.
10 BHP BILLITON PLC NOTICE OF GENERAL MEETING

I am a CREST member – can I use the CREST electronic proxy appointment service to vote? continued
CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.
BHP Billiton Plc may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
Can I ask questions at the meeting?
Shareholders will have the opportunity to ask questions about the Demerger Resolution at the General Meeting. As this is a General Meeting of BHP Billiton Plc, and not an Annual General Meeting, questions will be limited to the Demerger Resolution only. You can also ask questions before the General Meeting by emailing web.queries@computershare.co.uk or going to www.investorcentre.com/bhp.
The General Meetings of BHP Billiton Plc and BHP Billiton Limited will be conducted simultaneously and be connected via videolink. Accordingly, shareholders attending the BHP Billiton Limited General Meeting will be able to hear and see the proceedings of the BHP Billiton Plc General Meeting (and vice versa) and the shareholders who speak at either meeting will be heard and seen at the other meeting.
BHP BILLITON PLC NOTICE OF GENERAL MEETING 11

Voting and participating continued
Will the meeting be webcast?
A live webcast of the meeting will be able to be viewed online at www.bhpbilliton.com. If you attend the General Meeting in person, you may be included in photographs or the webcast recording.
When can I find out the results of the meeting?
Due to our Dual Listed Companies structure, the result of the resolution cannot be finalised until after both the General Meeting of BHP Billiton Plc and the General Meeting of BHP Billiton Limited are concluded. The General Meetings will be conducted simultaneously and be connected via videolink. Voting results will be announced to the stock exchanges and made available online at www.bhpbilliton.com as soon as the polls conducted at both General Meetings are finalised after the conclusion of the General Meetings.
Additional information
This Notice of Meeting, together with information about the total number of shares in BHP Billiton Plc in respect of which shareholders are entitled to exercise voting rights at the meeting as at the date of this Notice of Meeting and other information required under Section 311A of the Companies Act can be found on our website at www.bhpbilliton.com. The issued share capital of BHP Billiton Plc with voting rights at the date of this Notice of Meeting was 2,112,071,796 ordinary shares of US$0.50 each.
12 BHP BILLITON PLC NOTICE OF GENERAL MEETING

Accessing information on BHP Billiton
All up-to-date shareholder information is available online at www.bhpbilliton.com
Online shareholder services
check your holding
register to receive electronic shareholder communications
update your records (including address and direct credit details)
access all your securities in one portfolio by setting up a personal account vote online
Latest news
Reports and presentations
Company overview
(including Our BHP Billiton Charter, Structure and Governance)
Subscribe to receive news alerts
sent directly to your email address
www.linkedin.com/company/bhp-billiton
www.youtube.com/bhpbilliton
www.twitter.com/bhpbilliton
BHP BILLITON PLC NOTICE OF GENERAL MEETING 13

Shareholder information
Share Registrars and Transfer Offices
Australia
BHP Billiton Limited Registrar
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Postal Address – GPO Box 2975
Melbourne VIC 3001
Telephone 1300 656 780 (within Australia)
+61 3 9415 4020 (outside Australia)
Facsimile +61 3 9473 2460
Email enquiries: www.investorcentre.com/bhp
United Kingdom
BHP Billiton Plc Registrar
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS13 8AE
Postal Address (for general enquiries) –
The Pavilions, Bridgwater Road
Bristol BS99 6ZZ
Telephone +44 844 472 7001
Facsimile +44 870 703 6322
Email enquiries: www.investorcentre.co.uk/contactus
South Africa
BHP Billiton Plc Branch Register and Transfer Secretary
Computershare Investor Services (Pty) Limited
70 Marshall Street
Johannesburg 2001
Postal Address – PO Box 61051
Marshalltown 2107
Telephone +27 11 373 0033
Facsimile +27 11 688 5218
Email enquiries: webqueries@computershare.co.za
Holders of shares dematerialised into Strate
should contact their CSDP or stockbroker.
New Zealand
Computershare Investor Services Limited
Level 2/159 Hurstmere Road
Takapuna Auckland 0622
Postal Address – Private Bag 92119
Auckland 1142
Telephone +64 9 488 8777
Facsimile +64 9 488 8787
United States
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021
Postal Address – PO Box 43078
Providence, RI 02940-3078
Telephone +1 888 404 6340 (toll-free within US)
Facsimile +1 312 601 4331
ADR Depositary, Transfer Agent and
Registrar Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077
Telephone +1 781 575 4555 (outside of US)
+1 877 248 4237 (+1-877-CITIADR)
(toll-free within US)
Facsimile +1 201 324 3284
Email enquiries: citibank@shareholders-online.com
Website: www.citi.com/dr
14 BHP BILLITON PLC NOTICE OF GENERAL MEETING

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BHP BILLITON PLC NOTICE OF GENERAL MEETING 15

Location of the General Meeting
WEDNESDAY, 6 MAY 2015 – 9.30AM
The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London
The Queen Elizabeth II Conference Centre is centrally located in Westminster, London. Surrounded by an efficient citywide transport network of buses and within walking distance of three mainline and underground train stations, visitors are well-connected to the Centre.
Transport Options
Trains
Charing Cross (0.7 mile) – Turn left towards Trafalgar Square; left down Whitehall then into Parliament Square, turn right onto Broad Sanctuary. The Centre is on your right.
Victoria (0.7 mile) – Walk to bus stand, turn right onto Victoria Street. Continue until you reach Westminster Abbey. The Centre is on your left.
Waterloo (1 mile) – Turn left, walk to roundabout. Cross York Road and take Westminster Bridge Road. Cross to Parliament Square right onto Broad Sanctuary. The Centre is on your right.
Tube
Westminster Station (0.1 mile) – Jubilee, Circle and District Lines. Via exit 6 to Whitehall, left into Parliament Square, cross road, turn right into Broad Sanctuary. The Centre is located on your right.
St James’s Park Station (0.1 mile) – Circle and District Lines, Broadway exit, walk down Tothill Street. At end of street, turn left and you will see the Centre directly in front of you.
Tube continued
Victoria Tube Station (0.7 mile) – Victoria, Circle and District Lines. Turn right and walk down Victoria Street. At the end is Broad Sanctuary, the Centre is on the left-hand side.
Bus Services
Buses 11, 24, 53, 77a and 88 stop at Parliament Square. Walk, with Parliament Square on your left, turn right onto Broad Sanctuary. The Centre is located on your right.
Car
There is no car parking at the Centre; however, the Q-Park Westminster car park is located just a short distance from the Queen Elizabeth II Conference Centre in Great College Street, SW1P 3RX. For more information about the car park, please visit their website www.q park.co.uk.
For more information, please visit the Centre’s website http://www.qeiicc.co.uk/contact us/how to find us. Disabled participants arriving at the Centre in a vehicle with a disabled badge displayed may park on the forecourt of the building.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: March 17, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary